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13013828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECEIVED
MAR 01 2013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Commercial Street, Suite 414
(No. and Street)

Portland (City) Maine (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Turner 207-773-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Ouellette
(Name – *if individual, state last, first, middle name*)

20 Long Creek Drive (Address) South Portland (City) Maine (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, William Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Capital Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public exp 6/18/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNATURE CAPITAL SECURITIES LLC

Financial Statements
and
Independent Auditor's Report on Internal Control

December 31, 2012 and 2011

RKO
Runyon Kersteen Ouellette
Certified Public Accountants and Business Consultants

SIGNATURE CAPITAL SECURITIES LLC

Financial Statements
and
Independent Auditor's Report on Internal Control

December 31, 2012 and 2011

SIGNATURE CAPITAL SECURITIES LLC
Financial Statements
and Independent Auditor's Report on Internal Control
December 31, 2012 and 2011

Table of Contents

RKO
Runyon Kersteen Ouellette

Certified Public Accountants and Business Consultants

Independent Auditor's Report

To the Member of
Signature Capital Securities LLC

Report on Financial Statements

We have audited the accompanying statement of financial condition of Signature Capital Securities LLC (the Company), as of December 31, 2012 and 2011 and the related schedule of investments, statements of income, changes in member's capital and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accepting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Signature Capital Securities LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Capital Securities LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As explained in the notes, the financial statements include investments valued at $696,715 (95% of net assets) and warrants valued at $0, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the managing member.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information listed as supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Runyon Kersteen Ouellette

February 20, 2013
South Portland, Maine

SIGNATURE CAPITAL SECURITIES LLC
Statements of Financial Condition
December 31, 2012 and 2011

		2012	2011
ASSETS			
Current assets:			
Cash	$	34,967	50,204
Prepaids and other current assets, net		11,804	11,571
Total current assets		46,771	61,775
Non-current assets:			
Investment in securities - at fair value (cost $836,058)		696,715	836,058
Total non-current assets		696,715	836,058
Total assets	**$**	**743,486**	**897,833**
LIABILITIES AND MEMBER'S CAPITAL			
Current liabilities:			
Accounts payable and accrued expenses		9,482	16,226
Total current liabilities		9,482	16,226
Member's capital		734,004	881,607
Total liabilities and member's capital	**$**	**743,486**	**897,833**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Schedule of Investments
Years ended December 31, 2012 and 2011

	2012			2011	
	Shares		Stated value	Shares	Stated value
Investment in preferred stock					
VIRxSYS (cost $836,058)	557,372	$	696,715	557,372	836,058
Total investment in preferred stock (cost $836,058)			696,715		836,058
Total investments (cost $836,058)		**$**	**696,715**		**836,058**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Statements of Income
Years ended December 31, 2012 and 2011

		2012	2011
Revenues and income:			
Commissions	$	357,167	2,139,274
Total revenues and income		357,167	2,139,274
Expenses:			
Placement deal expenses		8,614	46,901
Less: reimbursements		(5,000)	(52,801)
Commissions and employee compensation and benefits		187,872	837,215
Occupancy and related expenses		62,067	67,045
Professional fees		88,410	91,450
Other operating expenses		23,964	36,102
Total expenses		365,927	1,025,912
Operating income (loss)		(8,760)	1,113,362
Other income (expense):			
Bad debt expense		(4,000)	-
Unrealized depreciation on investments		(139,343)	-
Total other income (expense)		(143,343)	-
Net income (loss)	**$**	**(152,103)**	**1,113,362**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Statements of Changes in Member's Capital
Years ended December 31, 2012 and 2011

		2012	2011
Member's capital, beginning of year	$	881,607	58,745
Member's distributions		(10,500)	(290,500)
Member's contributions		15,000	-
Net income (loss)		(152,103)	1,113,362
Member's capital, end of year	**$**	**734,004**	**881,607**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Statements of Cash Flows
Years ended December 31, 2012 and 2011

		2012	2011
Cash flows from operating activities:			
Net income (loss)	$	(152,103)	1,113,362
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Unrealized depreciation on investments		139,343	-
Changes in operating assets and liabilities:			
Prepaids and other current assets		(233)	5,737
Accounts payable and accrued expenses		(6,744)	(7,863)
Net cash provided by (used in) operating activities		(19,737)	1,111,236
Cash flows from investing activities:			
Purchase of investments in preferred stock		-	(836,058)
Net cash used in investing activities		-	(836,058)
Cash flows from financing activities:			
Member's contributions		15,000	-
Member's distributions		(10,500)	(290,500)
Net cash provided by (used in) financing activities		4,500	(290,500)
Net decrease in cash		(15,237)	(15,322)
Cash, beginning of year		50,204	65,526
Cash, end of year	**$**	**34,967**	**50,204**

See accompanying notes to financial statements.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Signature Capital Securities LLC (the Company) is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a wholly-owned subsidiary of Signature Capital LLC (the Parent).

Cash and Cash Equivalents - Includes deposits with a maturity of three months or less.

Income Taxes - The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as provided for in the *Income Taxes* topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to following these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2009 through 2012.

Commission Revenue - Commissions earned in connection with private placements are recognized at the closing of funds raised.

Use of Estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

Portfolio Valuation - Securities for which quotations are not readily available are carried at the lower of cost or fair value as determined in good faith by management. Due to the inherent uncertainty of the estimated fair value of the investments, the estimated fair values may differ materially from the values that would have been used had a ready market for the investments existed.

Other Assets - Included in other assets are receivables due to the Company. The carrying amount of the receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management reviews all receivables balances and estimates the portion, if any, of the balance that will not be collected. At December 31, 2012 and 2011, management's estimate of the allowance was $4,000 and $0, respectively.

INVESTMENT IN SECURITIES AND FAIR VALUE

The *Disclosures for Fair Values of Financial Instruments* topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB Accounting Standards Codification, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In estimating fair value, management considered certain pertinent factors as level 3 inputs, such as expected market values of the investments, the prices of the most recent sale of similar securities, financial and economic conditions, other information pertaining to the investee company and its business, and collectability of debt securities and receivables. As of December 31, 2012 and 2011, respectively, fair value was determined based on the lower of cost or the latest offering price in the absence of readily ascertainable market values. All investments owned represent non-publicly traded securities.

On January 7, 2011 and October 11, 2011 Signature Capital Securities LLC elected to convert $796,751 of Placement Agent fees due to it from VIRxSYS Corporation into that company's Series H Preferred stock. Signature Capital Securities LLC further elected to convert the Placement Agent fees that would have been due on that purchase into additional Series H Preferred stock. The total fees converted to stock in these transactions were $836,058. In 2012, this investment was written down to $696,715.

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

Fair Value Measurements on a Recurring Basis

Assets	Level 1	Level 2	Level 3	Total
Investment in securities	$ -	-	696,715	696,715

INVESTMENT IN SECURITIES AND FAIR VALUE, CONTINUED

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2012:

Level 3 Financial Assets

Assets	Beginning balance	Unrealized gains (losses) related to assets held at year end	Realized gains related to assets no longer held	Purchases, issuances, and settlement	Distributions to members	Ending balance
Investments in securities	**$ 836,058**	**(139,343)**	**-**	**-**	**-**	**696,715**

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

Fair Value Measurements on a Recurring Basis

Assets	Level 1	Level 2	Level 3	Total
Investment in securities	$ -	-	836,058	836,058

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2011:

Level 3 Financial Assets

Assets	Beginning balance	Unrealized gains related to assets held at year end	Realized gains related to assets no longer held	Purchases, issuances, and settlement	Distributions to members	Ending balance
Investments in securities	**$ -**	**-**	**-**	**836,058**	**-**	**836,058**

MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $25,485 and $33,978, respectively, which was $16,520 and $28,978, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 5.28 to 1 (after factoring in $125,000 contingency required by the SEC Interpretation, September 1988, see contingency footnote) and 0.48 to 1, respectively, at December 31, 2012 and 2011.

RELATED-PARTY TRANSACTIONS

The Company has agreements with certain individuals (the Affiliates), who serve as the Company's registered representatives, to pay certain percentages of the Company's placement commission on funds raised solely from investors originated and sold by the Affiliates. Commission expense under these agreements amounted to $0 and $58,496 for 2012 and 2011, respectively. At December 31, 2012 and 2011, $11,244 and $3,589, respectively, were due to the Affiliates.

The Company also has agreements with the Affiliates to issue a portion of incentive warrants the Company receives in connection with the private offerings in which it acted as the placement agent based upon funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to receive an additional percentage of the total net warrants issued to the Company.

LEASE COMMITMENT

The Company leases office space in Portland, Maine, under a noncancelable operating lease agreement that expires on August 31, 2014, requiring monthly payments of $2,026 the first year, with annual escalating rents based on the Boston region Consumer Price Index.

The total minimum rental commitment at December 31 is as follows:

2013	$ 24,318
2014	16,212
Total	**$ 40,530**

Rent expense for the years ended December 31, 2012 and 2011 was $25,581 and $25,851, respectively.

EXPENSE REIMBURSEMENTS

The Company is entitled to receive expense reimbursement based upon the actual expenses and the aggregate purchase price of all shares sold in connection with each placement offering to cover costs directly related to each offering. Expense reimbursements aggregating $5,000 and $52,801 were received in 2012 and 2011, respectively, from the underlying companies.

WARRANTS

	Certificate issue date	Number of shares	Exercise price	Expiration date of warrants
VIRxSYS Corporation Series G Preferred Shares	07/13/05	816,853	$ 1.250	04/30/17
VIRxSYS Corporation Series G Preferred Shares	08/12/05	208,441	1.250	04/30/17
VIRxSYS Corporation Series G Preferred Shares	09/14/05	17,753	1.250	04/30/17
VIRxSYS Corporation Series H Preferred Shares	01/07/11	993,074	1.250	03/01/16
VIRxSYS Corporation Series H Preferred Shares	10/11/11	705,600	1.250	10/11/18
OurStage, Inc. Series C Preferred Shares	10/04/12	207,092	0.450	10/04/19

The expiration dates of the warrants could change if the underlying companies were to complete an initial public offering, as defined in the private placement offering memorandums. Management of the Company has estimated that the warrants have no value at both December 31, 2012 and 2011.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a financial institution located in Naples, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. There were no uninsured cash balances at both December 31, 2012 and 2011.

CONTINGENCY

On July 23, 2010 Eggs Overnight, Inc., one of the entity's portfolio companies, filed for Chapter 7 bankruptcy protection. During 2011, a small group of investors filed suit against the entities as well as certain members of the management and directors of Eggs Overnight. While management believes strongly that the claims are baseless and intends to vigorously defend against the lawsuit, no outcome can be determined at this time.

SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* topic of the FASB Accounting Standards Codification, management has evaluated subsequent events for possible recognition or disclosure through February 20, 2013, which is the date these financial statements were available to be issued.

Schedule 1

SIGNATURE CAPITAL SECURITIES LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital		
Total assets	$	743,486
Total assets		743,486
Deductions:		
Nonallowable assets:		
Investments in securities		696,715
Prepaid expenses		3,950
Other assets		7,854
Total nonallowable assets		708,519
Total liabilities		9,482
Total deductions		718,001
Net capital		25,485
Minimum net capital		8,965
Excess net capital	**$**	**16,520**
Aggregate indebtedness:		
Accounts payable and accrued expenses		9,482
Unrecorded lawsuit contingency per SEC Interpretation, Sept. 1988		125,000 (1)
Total aggregate indebtedness		134,482
Ratio of aggregate indebtness to net capital		**5.28**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in Company's Part II:		
(Unaudited) Focus Report		25,485
Audit adjustments, net		-
Adjustments, net		-
Net capital per above	$	25,485

See auditor's report.

(1) This potential loss contingency amount is not recorded in the financial statements because the outcome of the lawsuit is unknown.

SIGNATURE CAPITAL SECURITIES LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SIGNATURE CAPITAL SECURITIES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be provided.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Signature Capital Securities LLC

In planning and performing our audit of the financial statements of Signature Capital Securities LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required b Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5, CONTINUED

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

February 20, 2013
South Portland, Maine

RKO
Runyon Kersteen Ouellette

Certified Public Accountants and Business Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Signature Capital Securities LLC
100 Commercial Street, Suite 414
Portland, Maine

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Signature Capital Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Signature Capital Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Signature Capital Securities LLC's management is responsible for Signature Capital Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries found within Signature Capital Securities LLC's general ledger detail noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no variance.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences. No supporting schedules were provided with Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No supporting schedules were provided with Form SIPC-7.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. No overpayment applied was noted on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other that these specified parties.

Runyon Kersteen Ouellette

February 20, 2013
South Portland, Maine

20 Long Creek Drive
South Portland, ME 04106
Tel: 207.773.2986
Fax: 207.772.3361

rko-cpas.com

13 Washington Street
Waterville, ME 04901
Tel: 207.877.9397
Fax: 207.877.9398